SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D
                               (Rule 13d-101)

 INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
            AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)*

                         Paradigm Geophysical Ltd.
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                              (Name of Issuer)

                     Ordinary Shares, NIS 0.5 par value
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                       (Title of Class of Securities)

                                 69900J104
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                               (CUSIP Number)

                           David K. Robbins, Esq.
                  Fried, Frank, Harris, Shriver & Jacobson
                     350 South Grand Avenue, 32nd Floor
                           Los Angeles, CA 90071
                               (213) 473-2000
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        (Name, Address and Telephone Number of Person Authorized to
                    Receive Notices and Communications)

                                May 17, 1999
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          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               SCHEDULE 13D

CUSIP No.  69900J104                Page  of  Pages

1   NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Shamrock Holdings, Inc. - 75-1984190

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
    (SEE INSTRUCTIONS)                                   (b)  [X]

3   SEC USE ONLY

4   SOURCE OF FUNDS (SEE INSTRUCTIONS)

    00

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

    Not Applicable

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           1,110,943 Ordinary Shares

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         1,110,943 Ordinary Shares

                10  SHARED DISPOSITIVE POWER

                    0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,110,943 Ordinary Shares

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    8.5%

14  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

    CO

                                SCHEDULE 13D

CUSIP No.  69900J104

1   NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Shamrock Holdings of California, Inc. - 95-3928494

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
    (SEE INSTRUCTIONS)                                   (b)  [X]

3   SEC USE ONLY

4   SOURCE OF FUNDS (SEE INSTRUCTIONS)

    00

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

    Not Applicable

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    California

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           233,750 Ordinary Shares

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         233,750 Ordinary Shares

                10  SHARED DISPOSITIVE POWER

                    0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    233,750 Ordinary Shares

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [X]
    EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

    Row (11) does not include 877,193 Ordinary Shares held directly by Shamrock Holdings, Inc. Beneficial ownership of those shares is disclaimed by the Reporting Person.

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    1.8%

14  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

    CO

ITEM 1.   SECURITY AND ISSUER.
          -------------------

          The securities to which this statement relates are Ordinary Shares of NIS 0.5 nominal value each ("Ordinary Shares"), of Paradigm Geophysical Ltd., an Israeli corporation (the "Company"). The principal executive offices of the Company are located at 32 Maskit Street, Merkazim Building, P.O.B. 2061, Herzliya B 46120, Israel.

ITEM 2.   IDENTITY AND BACKGROUND.
          -----------------------

          (a)-(c), (f). The Reporting Persons consist of Shamrock Holdings, Inc., a Delaware corporation ("SHI") and Shamrock Holdings of California, Inc., a California corporation ("SHOC"). The principal executive offices of SHI and SHOC are located at 4444 Lakeside Drive, Burbank, California 91505. SHI and SHOC, together with their subsidiary entities, are holding companies engaged in the making, holding and disposing of investments in various industries, principally in the United States, Israel, Europe, Australia and New Zealand. Roy E. Disney and his wife, Patricia A. Disney, own approximately 4.5% of the common stock of SHI. Roy Patrick Disney, Susan Disney Loughman, Abigail Edna Disney and Timothy J. Disney (the "Disney Children") own an aggregate of approximately 45.4% of the common stock of SHI. In addition, Roy E. Disney is the sole trustee of four trusts established for the benefit of the respective Disney Children which hold an aggregate of approximately 50% of SHI common stock. SHOC is a wholly-owned subsidiary of SHI.

          The business address of each of the persons listed below is 4444 Lakeside Drive, Burbank, California 91505. The names and principal occupations or employments of the directors, executive officers and controlling persons of SHI and SHOC are as follows:

                                        Principal Occupation
Name                  Position          or Employment
----                  --------          -------------

Roy E. Disney         Chairman of       Chairman of the Board of  Directors
                      the Borad         of SHI and SHOC;  Vice  Chairman of
                      of Directors      the Board of  Directors of the Walt
                                        Disney  Company  (an  international
                                        company     engaged    in    family
                                        entertainment,  with its  principal
                                        executive  offices  located  at 500
                                        South Buena Vista  Drive,  Burbank,
                                        California 91521);  Chairman of the
                                        Board  of   Directors  of  Shamrock
                                        Capital Advisors,  Inc., a Delaware
                                        corporation ("SCA") (a closely-held
                                        corporation      which     provides
                                        management and consulting services,
                                        principally   to  Trefoil   Capital
                                        Investors   II,  L.P.,  a  Delaware
                                        limited    partnership    ("Trefoil
                                        L.P."),  an investment  partnership
                                        organized   by  SHOC   to   acquire
                                        businesses  and to  make  strategic
                                        investments   in  debt  or   equity
                                        securities,  and to  businesses  in
                                        which   Trefoil   L.P.    invests);
                                        Director of Trefoil  Investors  II,
                                        Inc.,   a   Delaware    corporation
                                        ("Trefoil       Investors")      (a
                                        corporation  organized  to serve as
                                        the  managing  general  partner  of
                                        Trefoil    L.P.)   The    principal
                                        executive  offices of SCA,  Trefoil
                                        L.P. and Trefoil  Investors is 4444
                                        Lakeside Drive, Burbank, CA 91505

Patricia A. Disney    Vice Chairman     Vice   Chairman  of  the  Board  of
                      of the Board      Directors of SHI, SHOC and SCA
                      Directors

Stanley P. Gold       Director and      Director  and  President of SHI and
                      President         SHOC.     Director,      President,
                                        Treasurer and Managing  Director of
                                        SCA;   Director  and  President  of
                                        Trefoil Investors;  Director of The
                                        Walt Disney Company

Robert G. Moskowitz   Executive Vice    Executive    Vice   President   and
                      President and     Secretary  of    SHI  and  SHOC.
                      Secretary         Managing  Director and Secretary of
                                        SCA;  Vice  President and Secretary
                                        of Trefoil Investors

George J. Buchler     Treasurer and     Vice President, Chief
                      Assistant         Financial  Officer and Secretary of
                      Secretary of      SHOC;   Treasurer   and   Assistant
                      SHI; Vice         Secretary of SHI
                      President,
                      Chief Financial
                      Officer and
                      Treasurer of
                      SHOC

          All of the persons listed above are citizens and residents of the United States.

(d)-(e) During the last five years, neither of the Reporting Persons nor, to their best knowledge, any of their directors, executive officers or controlling persons, as the case may be, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
          -------------------------------------------------

          The total amount of funds used by SHI to purchase the 877,193 Ordinary Shares purchased by it on May 17, 1999, was $5,000,000. The total amount of funds used by SHOC to purchase the 233,750 Ordinary Shares purchased by it through May 17, 1999 was $1,094,384 (including brokers' commissions). All of such funds were derived from margin borrowings from SHI's trading account at Solomon Smith Barney Inc. None of the Ordinary Shares were pledged as security for the margin borrowings.


ITEM 4.   PURPOSE OF TRANSACTION.
          ----------------------

          The Reporting Persons acquired the Ordinary Shares for investment purposes. SHI currently intends to transfer 877,193 of the Ordinary Shares owned by it to an investment fund (the "SHI Fund") formed by SHI and an unaffiliated foreign entity , as limited partners. An entity organized by the senior executive officers of SHI will serve as a general partner of the SHI Fund. The transfer is contingent upon the resolution of certain Israeli tax issues.

          Pursuant to the Share Purchase Agreement, dated as of April 14, 1999, between SHI and the Company (the "Share Purchase Agreement"), as long as SHI or its transferee holds more than 3.5% of the issued and outstanding Ordinary Shares, the Company has agreed to recommend to its shareholders, prior to any general meeting of shareholders at which directors may be proposed to be elected, to elect a representative of SHI or its transferee to the Company's board of directors. Pursuant to the Share Purchase Agreement, Michael Geiger, an employee of a consulting firm retained by SHOC, has been appointed to the Company's Board of Directors as SHI's representative.

          Notwithstanding   the  foregoing,   the  Reporting   Persons  may
determine from time to time in the future, based on market and general economic conditions, the business affairs and financial condition of the Company, the availability of securities at favorable prices and alternative investment opportunities available to the Reporting Persons, and other factors that the Reporting Persons may deem relevant, to acquire additional securities of the Company in the open market, in privately negotiated transactions or otherwise, or to sell some or all of the securities it now holds or hereafter acquires as set forth above or otherwise.

          Except as stated in this response to Item 4, the Reporting Persons have no current plans or proposals with respect to the Company or its securities of the types enumerated in paragraphs (a) through (j) of
Item 4 to the form of Schedule 13D promulgated under the Act.


ITEM 5.   INTERESTS IN SECURITIES OF THE ISSUER.
          -------------------------------------

(a), (b)  SHI  directly  holds  877,193   Ordinary   Shares,   constituting
approximately 6.7% of the issued and outstanding Ordinary Shares.

          SHOC directly holds 233,750 Ordinary Shares, constituting approximately 1.8% of the issued and outstanding Ordinary Shares. Because SHI is a controlling person of SHOC, SHI and SHOC may be deemed to constitute a group within the meaning of Section 13(d)(3) of the Act with respect to the Ordinary Shares each owns. In that event, SHI would be deemed to beneficially own 1,110,943 Ordinary Shares, representing 8.5% of all outstanding Ordinary Shares. SHOC disclaims beneficial ownership of the Ordinary Shares held by SHI.

          Accordingly, SHI beneficially owns 877,193 Ordinary Shares, representing 6.7% of all outstanding Ordinary Shares, over which it possesses sole voting and dispositive power.

          In addition, Stanley P. Gold, an executive officer and director of SHI and SHOC, and Robert G. Moskowitz, an executive officer of SHI and SHOC, individually own 27,000 and 13,750 Ordinary Shares, respectively. Mr. Gold and Mr. Moskowitz each posses sole voting and dispostive power over those shares owned by them, which separately represent less than .5% of the outstanding Ordinary Shares. SHI and SHOC each disclaim beneficial ownership of those shares.

          Finally, each of the controlling persons of SHI and SHOC may be deemed to beneficially own the Ordinary Shares held by SHI, pursuant to Rule 13d-3 under the Act. Those controlling persons are identified in response to Item 2.

          The percentages set forth in this response to Items 5(a) and 5(b) assume that 13,026,336 Ordinary Shares were outstanding on May 17, 1999, as represented by the Company on such date.

(c) On May 17, 1999, SHI purchased from the Company 877,193 Ordinary Shares, following the satisfaction of all conditions precedent under the Share Purchase Agreement, dated as of April 14, 1999, between SHI and the Company (the "Share Purchase Agreement") at a price per share of $5.70. Other than with respect to the shares purchased pursuant to the Share Purchase Agreement, to the best knowledge of the Reporting Persons, none of the persons named in response to Item 2 has effected any transactions in Ordinary Shares during the past 60 days.

(d) The Reporting Persons have no knowledge of any other person that has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares.

(e)       Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
          -------------------------------------------------------------

          Neither of the Reporting Persons have any knowledge of any contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in response to Item 2 or between such persons and any person with respect to any securities of the Company, other than as follows:

          SHI purchased 877,193 Ordinary Shares on May 17, 1999, pursuant to the Share Purchase Agreement in a transaction exempt from registration under the Securities Act of 1933, as amended (the "Unregistered Shares"). Pursuant to the Share Purchase Agreement, as long as SHI or its transferee holds more than 3.5% of the issued and outstanding Ordinary Shares, the Company has agreed to recommend to its shareholders, prior to any general meeting of shareholders at which directors may be proposed to be elected, to elect a representative of SHI or its transferee to the Company's board of directors. The Share Purchase Agreement also contains customary representations and warranties and mutual indemnification provisions.

          On May 17, 1999, SHI entered into a Registration Rights Agreement with the Company, pursuant to which the Company granted SHI certain registration rights with respect to the Unregistered Shares. Pursuant to the Registration Rights Agreement, at any time after May 17, 2000, SHI may request that the Company use its best efforts to effect the registration of the Unregistered Shares pursuant to the Securities Act of 1933, as amended, provided that at least 350,000 of the Company's Ordinary Shares are to be registered (150,000 if the registration is on Form F-3). The Registration Rights Agreement also provides SHI with certain tag-along registration rights upon certain public offerings by the Company.

          The foregoing response is qualified in its entirety by reference to the full text of Exhibits 2 and 3 to this statement. The text of those exhibits is incorporated herein by this reference.


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.
          --------------------------------

                    DOCUMENT
                    --------

     Exhibit 1  --  Agreement dated May 24, 1999 - Joint Filing of Schedule 13D
     Exhibit 2  --  Share  Purchase  Agreement  between SHI and the  Company, dated as of April 14, 1999
     Exhibit 3  --  Registration   Rights   Agreement  between  SHI  and  the
                    Company, dated as of May 17, 1999
     Exhibit 4  --  Margin Account Agreement between Shamrock Holdings,  Inc.
                    and Solomon Smith Barney Inc.

                                 SIGNATURES

          After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: May 24, 1999

                                   SHAMROCK HOLDINGS, INC.


                                   By: /s/ Robert G. Moskowitz
                                       --------------------------------------
                                       Robert G. Moskowitz
                                       Executive Vice President and Secretary



                                   SHAMROCK HOLDINGS OF CALIFORNIA, INC.


                                    By: /s/ Robert G. Moskowitz
                                       --------------------------------------
                                       Robert G. Moskowitz
                                       Executive Vice President and Secretary

                               EXHIBIT INDEX

                DOCUMENT
                --------


Exhibit 1 --   Agreement dated May 24, 1999 - Joint Filing of Schedule 13D
Exhibit 2 --   Share Purchase Agreement between SHI and the Company,
               dated as of April 14, 1999
Exhibit 3 --   Registration  Rights  Agreement  between  SHI and the
               Company, dated as of May 17, 1999
Exhibit 4 --   Margin  Account  Agreement between Shamrock Holdings,
               Inc. and Solomon Smith Barney Inc.